Financial Statements Prepared by Colin Holdings, Corp for 2016

Item	Dollar Amount
Income	0.00
Cost	0.00
Taxable Income	0.00
Tax	0.00

Notes:

(1) Based on the Regulation Crowdfunding, a company should disclose income and tax from its federal income tax returns if the target funding request is $100,000 or less. However, because Colin Holdings was incorporated in June 2016, the company has not filed federal tax returns yet. The financial statements shown above reflect this fact.
(2) Colin Holdings is willing to take Troptions as payment instead of U.S. dollars. The company understands that the selection is irreversible.

I, Paul U Desir, certify the information presented above is accurate and true.

Signature: _____

Title: _____President_____

Date: _____08/02/16_____